VIA EDGAR

January 29, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Attn: Tabitha Akins and Mary Mast

Re:	BioDelivery Sciences International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 19, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 9, 2012

File No. 001-31361

Dear Mr. Rosenberg:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 16, 2013 regarding the above captioned filings and that certain License and Development Agreement (the “Agreement”) between BioDelivery Sciences International, Inc. (the “Company,” “we,” “our” or similar terminology) and Endo Pharmaceuticals, Inc. (“Endo”). Below is the Company’s response to the Staff’s oral comments. The Staff’s oral comments were provided in response to the Company’s letter to the Staff, dated January 11, 2013. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold type, followed by the Company’s responses.

1.	With regard to our prior comment 2, we continue to believe that that the requirements to supply the clinical trial materials is a separate deliverable apart from the research and development deliverable. Please advise us whether the treatment of the requirement to supply the clinical trial materials as a separate deliverable would necessitate a material change in your accounting analysis of the Endo arrangement.

While we acknowledge the Staff’s position on this point, as detailed in our prior responses, we continue to believe that an obligation to provide clinical trial materials for the clinical trials that we are performing does not represent a separate deliverable. We would welcome the opportunity to discuss this further with the Staff via telephone conference.

2.	With regard to our prior comment 3, please direct us to where it is provided in the Endo agreement that the cost sharing arrangement applies whether the Company or a third-party performs the trials.

As discussed telephonically with the Staff, we draw the Staff’s attention to Section 3.4 of the Agreement. This section provides that “Development Costs” shall be paid for in accordance with the arrangement set forth in such section. The key is the definition of “Development Costs”, which defines such costs as “any costs associated with the conduct of any Clinical Trials and, with respect to any Clinical Trials other than the Existing Clinical Trials, the Initial BDSI Trials and the Supportive Trials, the cost of Clinical Trial Materials therefore …” (emphasis added). “Clinical Trials” (for which costs must be shared pursuant to Section 3.4) is defined without reference to the particular party performing such trials as “any clinical testing of Product in human subjects in the Territory.”

We note that although “Initial BDSI Trials” and “Supportive Trials” as set forth above are defined in the Agreement as trials “being performed by BDSI”, we believe that the use of the phrase “being performed by BDSI” (when looked in tandem with the general definition of Clinical Trials as well as the parties’ intentions as described below) would be interpreted as subordinate to the general power of Endo (as described in detail in our previous submissions) to control the development of the subject product (including the power to retain other parties to perform clinical trials), subject to the agreed upon cost sharing arrangement. Support for this view can be found in the last sentence of Section 3.2(b) of the Agreement, which provides that “[c]hanges in the scope or direction of the development work under this Agreement that would require a material deviation from the Development Plan must be approved by the JDC …”. As described to the Staff in previous submissions, control over the JDC (Joint Development Committee) ultimately rests with Endo, so changes in the direction of clinical work under the Agreement and amendments or modifications to the Development Plan (including what party performs such work), would lie with Endo.1

We furthermore remind the Staff of the circumstances under which the Agreement was entered into in January 2012 and the related spirit of the parties’ obligations thereunder. In short, the arrangement was drafted so that Endo would not pay for the vast majority of the costs of these trials, regardless of who was performing them.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[1]	See the last sentence of Section 2.3 of the Agreement for Endo’s “authority to make a final decision with respect to all issues properly before the JDC.” Such issues would include oversight and management of the planning and implementation of the Development Plan general (see Section 2.2(c)(i)) and approval of amendments or modifications to the Development Plan (see Section 2.2(c)(iv)).

We thank the Staff in advance for its consideration of the foregoing responses. Should you have any questions concerning the foregoing responses, please contact me at (813) 864-2562.

Sincerely,

/s/ James A. McNulty

James A. McNulty, CPA
Treasurer, Secretary and Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	William B. Stone, Chairman, Audit Committee

Mark A. Sirgo, Pharm.D.

Cherry Bekaert L.L.P.

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